EXHIBIT 99.1

Student Transportation Announces Amendment of Normal Course Issuer Bid

BARRIE, Ontario, Aug. 27, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (NASDAQ:STB) announced today that the Toronto Stock Exchange (the "Exchange") has approved an amendment of STI's normal course issuer bid for a portion of its common shares ("Common Shares").

As announced on October 21, 2014, under its current normal course issuer bid STI is permitted to acquire up to a maximum number of Common Shares equal to the lesser of 4,158,553 Common Shares, being 5% of the issued and outstanding Common Shares as of October 14, 2014, and that number of Common Shares that can be purchased under the normal course issuer bid for an aggregate purchase price of C$5 million in the 12-month period commencing October 24, 2014 and ending on October 23, 2015. Pursuant to the amended normal course issuer bid, STI can now purchase up to 6,505,109 of its Common Shares, representing 6,806,591 (or 10% of the public float as of October 14, 2014) less 301,482 Common Shares that have already been purchased under the normal course issuer bid. In addition, under the amended normal course issuer bid STI will not be subject to the $5 million maximum amount of purchases.

The TSX accepted notice of the amended normal course issuer bid on August 27, 2015 and the amendment will take effect on September 1, 2015.

Commenting on the amendment, CEO Denis Gallagher stated, "Amending our normal course issuer bid to increase the amount of common shares that can be repurchased allows us to take advantage of an opportunity to buy back shares at a time when we believe that the trading price of our shares is significantly below their intrinsic value based on the fundamentals of our business. Since our offering in March 2015, when we issued shares at a significantly higher price than current trading levels, we have reduced our debt and improved and grown our business. We believe that current market conditions provide an opportunity to buy back and cancel shares in circumstances that are in the best long-term interests of our shareholders and the company."

About Student Transportation Inc. (TSX:STB) (NASDAQ:STB)

Founded in 1997, Student Transportation Inc. is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 12,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's intention to acquire Common Shares under its normal course issuer bid. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the failure of the Company to purchase any Common Shares under its normal course issuer bid, as well the factors discussed under "Risk Factors" in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, STI undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: For more information, please contact:

         Student Transportation Inc.

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer
         732.280.4200

         Doug Coupe
         Director of Communications & Investor Relations
         843.884.2720 x213

         Email: invest@rideSTA.com
         Website: www.rideSTBus.com